Rule 424(b)(3)
                                                                   No. 333-67787


                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 30, 2000 and the Prospectus Supplement dated June 9, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of July 28, 2000, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after July 28, 2000, will be reported in a subsequent Supplement.

         At the annual meeting of stockholders of the Company, held on May 23, 2000, the stockholders of the Company approved amendments to the Articles of Incorporation proposed by the Board of Directors to increase the number of authorized shares of Common Stock and to expand the range of borrowers to which the Company may make loans. These amendments became effective upon filing with the Maryland State Department of Assessments and Taxation on June 27, 2000.


                               RECENT DEVELOPMENTS

         On June 16, 2000, the Company acquired a Courtyard(R) by Marriott(R) and a Residence Inn(R) by Marriott(R) both located in Palm Desert, California. The Courtyard Palm Desert Property, which opened in September 1999, has 151 guest rooms. The Residence Inn Palm Desert Property, which opened in February 1999, has 130 guest suites. The Courtyard Palm Desert and the Residence Inn Palm Desert Properties are located in the Coachella Valley, which according to Hospitality Real Estate Counselors, Inc. (HREC) is one of the fastest growing areas in California.

         On July 28, 2000, the Company acquired a SpringHill Suites(TM) by Marriott(R) located in Gaithersburg, Maryland and a Residence Inn by Marriott located in Merrifield, Virginia. The Gaithersburg and the Merrifield Properties both opened in June 2000. The Gaithersburg Property includes 162 guest suites and approximately 500 square feet of meeting space and the Merrifield Property includes 159 guest suites, approximately 500 square feet of meeting space and an exercise room and SportCourt(R). According to Hospitality Valuation Services
(HVS) data, the Merrifield Property is located in one of the fastest growing areas in the Washington, D.C. area.

         As of July 28, 2000, the Company owned interests in 17 Properties and had commitments to acquire an additional 13 properties. The Company's interests in the Properties are focused on real estate only, not hotel operations. All of the Properties owned by the Company are leased on a long-term, triple-net basis and the hotels are all operated as national hotel chains.

         On July 1 and August 1, 2000, the Board of Directors declared a distribution of $0.0625 per Share to stockholders of record on July 1 and August 1, 2000, respectively, representing an annualized distribution rate of 7.50%.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in Gross Proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced this offering of up to 27,500,000 Shares. As of July 28, 2000, the Company had received aggregate



August 2, 2000                                   Prospectus Dated March 30, 2000
subscriptions for 40,141,141 Shares totalling $401,411,412 in Gross Proceeds, including 103,782 Shares ($1,037,819) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of July 28, 2000, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees and Organizational and Offering Expenses, totalled approximately $355,400,000. The Company has used Net Offering Proceeds to invest, directly or indirectly, approximately $244,200,000 in 17 hotel
Properties, to pay $5,680,000 as deposits on four additional hotel Properties, to redeem 75,761 Shares of Common Stock for $696,997 and to pay approximately $23,100,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $81,700,000 available to invest in Properties and Mortgage Loans.


                              CONFLICTS OF INTEREST

         The following sentence replaces the first sentence in item 3 under the heading " -- Certain Conflict Resolution Procedures" on page 34 of the Prospectus.

         The Company will not make loans to Affiliates, except (A) to wholly owned subsidiaries of the Company, or (B) Mortgage Loans to Joint Ventures (and joint ventures of wholly owned subsidiaries of the Company) in which no co-venturer is the Sponsor, the Advisor, the Directors or any Affiliate of those persons or of the Company (other than a wholly owned subsidiary of the Company) subject to the restrictions governing Mortgage Loans in the Articles of Incorporation (including the requirement to obtain an appraisal from an independent expert).


                                    BUSINESS

PROPERTY ACQUISITIONS

         Palm Desert Portfolio. On June 16, 2000, the Company acquired two hotel Properties. The Properties are a Courtyard by Marriott and a Residence Inn by Marriott, both located in Palm Desert, California (the "Courtyard Palm Desert Property" and the "Residence Inn Palm Desert Property").

         The Company acquired the Palm Desert Properties for an aggregate purchase price of $30,250,000 from PDH Associates LLC. In connection with the purchase of the two Properties, the Company, as lessor, entered into a long-term lease agreement. Both hotels are managed by Marriott International, Inc. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease is approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o The lease requires minimum rent payments to the Company of $3,025,000 per year allocated as follows: $1,351,000 per year for the Courtyard Palm Desert Property and $1,674,000 per year for the Residence Inn Palm Desert Property.

o In addition to minimum rent, for each lease year after the second lease year, the lease will require percentage rent equal to seven percent of room revenues, in excess of room revenues for the second lease year.

o A security deposit equal to approximately $416,000 for the Courtyard Palm Desert Property and approximately $519,000 for the Residence Inn Palm Desert Property has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant of the Courtyard Palm Desert and Residence Inn Palm Desert Properties has established a reserve fund which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the hotel Properties (the "FF&E Reserve"). Deposits to the FF&E Reserve are made monthly as follows: 3% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $3,025,000. Upon acquisition of the Newark Property, as described in "-- Pending Investments," the maximum amount of the guarantee will increase to $6,405,400 and the guarantee will cover minimum rent payments for the pending investment listed above, the Gaithersburg and Merrifield Properties described below and the Mira Mesa Property described in the Prospectus under the heading "Business -- Property Acquisitions," in addition to the Palm Desert Properties (collectively, the "Pooled Properties"). From this time, net operating income from all of the Pooled Properties will be pooled in determining whether the Pooled Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%.

o In addition, upon the acquisition of the Little Lake Bryan Properties, as described in " -- Pending Investments," the leases for the Little Lake Bryan Properties will contain cross-default terms with respect to the leases for the Pooled Properties, meaning that if the tenant to any of the Little Lake Bryan Properties or the Pooled Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all of the Little Lake Bryan Properties and the Pooled Properties, regardless of whether the tenant of any such Property is under default under its lease.

         The federal income tax basis of the depreciable portion of the Courtyard Palm Desert Property and the Residence Inn Palm Desert Property is approximately $12,109,000 and $14,680,000, respectively.

         The Courtyard Palm Desert Property, which opened in September 1999, has 151 guest rooms, three meeting rooms, a 60-seat dining room and lounge/bar area, tennis courts, exercise room, pool and putting green. The Residence Inn Palm Desert Property, which opened in February 1999, has seven two-story buildings with 130 guest suites and a separate building with a lobby, hearth room, three meeting rooms and a ballroom. Additional amenities include a swimming pool, whirlpool, two tennis courts and a putting green. The hotel Properties are located in the Coachella Valley, which according to Hospitality Real Estate Counselors, Inc. (HREC) is one of the fastest growing areas in California. The Residence Inn and Courtyard Properties are the first new hotels to be constructed in Palm Desert in ten years. Other lodging facilities located in proximity to the Courtyard Palm Desert and Residence Inn Palm Desert Properties include the Marriott Desert Springs, an Embassy Suites, the Shadow Mountain Resort, the Indian Wells Resort, the Miramonte Resort and the Renaissance Esmeralda. The average occupancy rate, the average daily room rate and the revenue per available room for the periods the hotels have been operational are as follows:


                    Courtyard Palm Desert Property                          Residence Inn Palm Desert Property
         ------------------------------------------------------    -----------------------------------------------------
                    Average           Average             Revenue            Average           Average             Revenue
                   Occupancy        Daily Room         per Available        Occupancy        Daily Room         per Available
    Year             Rate              Rate                Room               Rate              Rate                Room
--------------   --------------    --------------     ----------------    --------------    --------------     ----------------

        *1999         50.50%          $  92.33              $46.62             50.50%           $122.25              $61.74
       **2000         68.20%            110.38               75.28             63.60%            149.33               94.97

* Data for the Courtyard Palm Desert Property represents the period September 1, 1999 through December 31, 1999 and data for the Residence Inn Palm Desert Property represents the period February 19, 1999 through December 31, 1999.
**    Data for 2000 represents the period January 1, 2000 through July 26, 2000.

         The Company believes that the results achieved by the Properties for 1999, as shown in the table above, are not indicative of their long-term operating potential, as the Properties had only been open since September and February 1999, respectively.

         SpringHill Suites by Marriott located in Gaithersburg, Maryland. On July 28, 2000, the Company acquired a SpringHill Suites located in Gaithersburg, Maryland (the "Gaithersburg Property") for $15,214,600 from SpringHill SMC
Corporation. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the Prospectus under the heading " -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease requires minimum rent payments of $1,521,460 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues, in excess of room revenues for the second lease year.

o A security deposit equal to $468,142 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 4% of gross receipts for the first lease year and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the hotel exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $1,521,460.

o The Gaithersburg Property is one of the Pooled Properties described above in "Palm Desert Portfolio."

         The estimated federal income tax basis of the depreciable portion of the Gaithersburg Property is approximately $12.8 million.

         The Gaithersburg Property, which opened in June 2000, is a SpringHill Suites by Marriott located in Gaithersburg, Maryland. The Gaithersburg Property includes 162 guest suites and approximately 500 square feet of meeting space. The property is located approximately 15 miles northwest of the nation's capital. Other lodging facilities located in proximity to the Gaithersburg Property include two Courtyard by Marriott properties and a Quality Suites.

         Residence Inn by Marriott located in Merrifield, Virginia. On July 28, 2000, the Company acquired a Residence Inn located in Merrifield, Virginia (the "Merrifield Property") for $18,816,000 from Residence Inn by Marriott, Inc. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the Prospectus under the heading " -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease expires in approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease requires minimum rent payments of $1,881,600 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues, in excess of room revenues for the second lease year.

o A security deposit equal to $578,954 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 2% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the hotel exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the guarantee is $1,881,600.

o The Merrifield Property is one of the Pooled Properties described above in "Palm Desert Portfolio."

         The estimated federal income tax basis of the depreciable portion of the Merrifield Property is approximately $16.4 million.

         The Merrifield Property, which opened in June 2000, is a Residence Inn by Marriott located in Merrifield, Virginia. The Merrifield Property includes 159 guest suites, approximately 500 square feet of meeting space, an exercise room and SportCourt(R). The property is located in Fairfax County, which according to Hospitality Valuation Services (HVS) data, is one of the fastest-growing areas in the Washington, D.C. area. Located approximately 12 miles west/southwest of the nation's capital, the hotel is within driving distance of the legislative, judicial and executive branches of the United States government. Other lodging facilities located in proximity to the Merrifield Property include a Residence Inn by Marriott, a Homewood Suites and a Homestead Village.

PENDING INVESTMENTS

         As of July 28, 2000, the Company had initial commitments to acquire 13 additional hotel properties. These Properties are three Courtyard by Marriott properties (one in each of Alpharetta, Georgia; Orlando, Florida and Overland Park, Kansas), one Fairfield Inn(R) by Marriott(R) (in Orlando, Florida), four SpringHill Suites(TM) by Marriott(R) (one in each of Centreville, Virginia; Charlotte, North Carolina; Orlando, Florida and Raleigh/Durham, North Carolina), one Residence Inn by Marriott (in Cottonwood, Utah) and four TownePlace Suites(R) by Marriott(R) (one in each of Tewksbury, Massachusetts; Mt. Laurel, New Jersey; Newark, California and Scarborough, Maine). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire all of these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                                              Estimated Purchase           Lease Term and
Property                                            Price                 Renewal Options
--------                                            -----                 ---------------

Courtyard by Marriott                                (2)             15 years; two ten-year
Orlando, FL (1)                                                      renewal options
(the "Courtyard Little Lake Bryan
Property")
Hotel under construction

Fairfield Inn by Marriott                            (2)             15 years; two ten-year
Orlando, FL (1)                                                      renewal options
(the "Fairfield Inn Little Lake Bryan
Property")
Hotel under construction

SpringHill Suites by Marriott                        (2)             15 years; two ten-year
Orlando, FL (1)                                                      renewal options
(the "SpringHill Suites Little Lake
Bryan Property")
Hotel under construction

TownePlace Suites                                $13,600,000         15 years; two ten-year
Newark, CA (3)                                                       renewal options
(the "TownePlace Suites Newark Property")
Hotel under construction

Courtyard by Marriott                            $13,877,000         15 years; two ten-year
Alpharetta, GA (4)                                                   renewal options
(the "Courtyard Alpharetta
Property")
Existing hotel

Courtyard by Marriott                            $15,790,000         15 years; two ten-year
Overland Park, KS (4)                                                renewal options
(the "Courtyard Overland
Park Property")
Hotel under construction

Residence Inn by Marriott                        $14,573,000         15 years; two ten-year
Cottonwood, UT (4)                                                   renewal options
(the "Residence Inn
Cottonwood Property")
Existing hotel
SpringHill Suites by Marriott                    $11,414,000         15 years; two ten-year
Centreville, VA (4)                                                  renewal options
(the "SpringHill Suites
Centreville Property")
Hotel under construction

SpringHill Suites by Marriott                    $11,773,000         15 years; two ten-year
Charlotte, NC (4)                                                    renewal options
(the "SpringHill Suites
Charlotte Property")
Hotel under construction

SpringHill Suites by Marriott                     $8,822,000         15 years; two ten-year
Raleigh/Durham, NC (4)                                               renewal options
(the "SpringHill Suites
Raleigh/Durham Property")
Hotel under construction

TownePlace Suites by Marriott                     $9,050,000         15 years; two ten-year
Tewksbury, MA (4)                                                    renewal options
(the "TownePlace Suites
Tewksbury Property")
Existing hotel



TownePlace Suites by Marriott                     $7,711,000         15 years; two ten-year
Mt. Laurel, NJ (4)                                                   renewal options
(the "TownePlace Suites
Mt. Laurel Property")
Existing hotel



TownePlace Suites by Marriott                     $7,160,000         15 years; two ten-year
Scarborough, ME (4)                                                  renewal options
(the "TownePlace Suites
Scarborough Property")
Existing hotel


         Minimum Annual
            Rent                       Percentage Rent
            ----                       ---------------

   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year

   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year

   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            second lease year, 7% of revenues
                                       in excess of revenues for the
                                       second lease year


   10% of the Company's total cost     for each lease year after the
   to purchase the property            first lease year, 7% of revenues
                                       in excess of proforma revenues for
                                       the second lease year, and 7% of
                                       revenues in excess of actual
                                       revenues for the third lease year
                                       and each lease year thereafter

   10% of the Company's total cost     for each lease year after the
   to purchase the property            first lease year, 7% of revenues
                                       in excess of proforma revenues for
                                       the second lease year, and 7% of
                                       revenues in excess of actual
                                       revenues for the third lease year
                                       and each lease year thereafter

   10% of the Company's total cost     for each lease year after the
   to purchase the property            first lease year, 7% of revenues
                                       in excess of proforma revenues for
                                       the second lease year, and 7% of
                                       revenues in excess of actual
                                       revenues for the third lease year
                                       and each lease year thereafter

--------------------------------
FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The Company may be obligated to fund up to an additional $1 million in construction costs relating to this Property.

(4) The leases for the Courtyard Alpharetta, the Courtyard Overland Park, the Residence Inn Cottonwood, the SpringHill Suites Centreville, the SpringHill Suites Charlotte, the SpringHill Suites Raleigh/Durham, the TownePlace Suites Tewksbury, the TownePlace Suites Mt. Laurel and the TownePlace Suites Scarborough Properties are expected to be with the same unaffiliated lessee.

                       INVESTMENT OBJECTIVES AND POLICIES

         In addition, the following sentence replaces item 16 under the heading " -- Certain Investment Limitations" on page 97 of the Prospectus.

         The Company will not make loans to the Advisor or its Affiliates, except (A) to wholly owned subsidiaries of the Company, or (B) Mortgage Loans to Joint Ventures (and joint ventures of wholly owned subsidiaries of the Company) in which no co-venturer is the Sponsor, the Advisor, the Directors or any Affiliate of those persons or of the Company (other than a wholly owned subsidiary of the Company) to the restrictions governing Mortgage Loans in the Articles of Incorporation (including the requirement to obtain an appraisal from an independent expert).


                                 SUMMARY OF THE
                      ARTICLES OF INCORPORATION AND BYLAWS

         The following sentence replaces the first sentence of the first paragraph under the heading " -- Description of Capital Stock" on page 100 of the Prospectus.

         The Company has authorized a total of 216,000,000 shares of capital stock, consisting of 150,000,000 shares of Common Stock, $0.01 par value per share, 3,000,000 shares of Preferred Stock ("Preferred Stock"), and 63,000,000 additional shares of excess stock ("Excess Shares"), $0.01 par value per share.

         The fourth and fifth sentences in the second paragraph under the heading "Prospectus Summary -- CNL Hospitality Properties, Inc. -- Our Business" on page 5 of the Prospectus and the second paragraph under the heading "Summary of the Articles of Incorporation and Bylaws -- Description of Capital Stock" on page 100 of the Prospectus are deleted in their entirety.